Exhibit 99.1

Orphazyme A/S
Company announcement

No. 27/2021

Ole Maaløes Vej 3, DK-2200 Copenhagen N

www.orphazyme.com

Company Registration No. 32266355

Orphazyme announces changes to the Board of Directors

Copenhagen – December 9, 2021 – Orphazyme A/S (ORPHA.CO; ORPH or the “Company”), a late-stage biopharmaceutical company, today announces changes to the Board of Directors, following Catherine Moukheibir’s decision to step down from her position as of December 9, 2021.

Orphazyme has appointed Andrew Mercieca as Observer and Consultant to the Board of Directors with the intention that he will be proposed as a member of the Board of Directors at the Company’s Annual General Meeting, which is scheduled to be held on April 7, 2022. Upon election as member of the Board of Directors, it is also contemplated that Andrew will take over as Chairman of the Audit Committee. Andrew has over 25 years’ experience in international finance, has held multiple positions in the healthcare sector, and is currently Chief Financial Officer of LifeArc, a UK medical research charity focussed on the translation of scientific discoveries and innovations for the benefit of patients.

As an interim solution, Bo Jesper Hansen, Deputy Chairman of the Board of Directors, will be acting as Chairman of the Audit Committee until the proposed election at the Annual General Meeting of Andrew Mercieca as a member of the Board of Directors and subsequent appointment as Chairman of the Audit Committee.

Following today’s news, the Board of Directors will consist of Georges Gemayel, Chairman, Bo Jesper Hansen, Deputy Chairman, Carrolee Barlow, Martin Bonde, and Stephanie Smith Okey, with Andrew Mercieca assisting the Board of Directors in his capacity as Observer and Consultant.

“I wish to thank Catherine for her valuable contributions to the Company and we wish her all the best for the future,” said Chairman of the Board of Directors Georges Gemayel. “Andrew brings a strong financial skill set combined with an understanding of the international life sciences sector to Orphazyme and I very much look forward to working with him”.

For additional information, please contact

Orphazyme A/S

Anders Vadsholt, Chief Financial Officer+45 2898 9055

About Orphazyme A/S

Orphazyme is a late-stage biopharmaceutical company developing arimoclomol for Niemann-Pick disease type C (NPC). Orphazyme is headquartered in Denmark and has operations in the U.S. and Switzerland. ADSs representing Orphazyme’s shares are listed on The Nasdaq Global Select Market (ORPH) and its shares are listed on Nasdaq Copenhagen (ORPHA).